Calculation of Filing Fee Table

Schedule TO

(Form Type)

Owl Rock Core Income Corp.

(Exact Name of Registrant as Specified in its Charter)

Table 1: Transaction Valuation

	Transaction Valuation	Fee rate	Amount of Filing Fee

Fees to Be Paid	$193,115,956	0.00927%	$17.901.85

Fees Previously Paid	$17.901.85		$17.901.85

Total Transaction Valuation	$193,115,956

Total Fees Due for Filing			$17.901.85

Total Fees Previously Paid			$17.901.85

Total Fee Offsets			$0.00

Net Fee Due			$0.00